Filed by Banco Bilbao Vizcaya Argentaria, S.A.

Pursuant to Rule 425 under the Securities Act of 1933

Subject Company: Banco de Sabadell, S.A.

Commission File No.: 333-281111

Press Conference in Catalonia

[Intranet filing. Madrid, March 31, 2025]

Carlos Torres Vila: “BBVA combines global scale with local roots and proximity”

Speaking in Barcelona on Monday, BBVA Chair Carlos Torres Vila pointed to the advantages that the potential integration of BBVA and Banco Sabadell would bring to customers, businesses, and society in Catalonia: “We want to double down on our commitment to Catalonia, to grow and contribute to the growth of this region and its business fabric,” he said during the Gran Encuentro Expansión Cataluña. He emphasized that BBVA combines the necessary scale to meet the investment demands of today’s macroeconomic context, while maintaining close ties with customers and strong local roots.

Carlos Torres Vila reiterated that “BBVA’s presence in Catalonia reflects the bank’s unique combination of global scale and local anchorage.” He expressed pride in BBVA’s strong local ties in all regions where it operates: “We are the bank that has provided the strongest support for Catalonia in recent years, which has led us to become the second-largest bank in the region, with only CaixaBank ahead of us,” he added.

“Catalonia has always been and will continue to be a key region for BBVA,” he remarked. The bank currently serves over two million customers in Catalonia, including nearly 90,000 SMEs, companies, and institutions. BBVA also employs 4,000 people in the region, 80% of whom come from Unnim and CX, across both central services and the commercial network.

He noted that the bank supports Catalonia’s business fabric and broader society through its core activity, channeling savings into investment: “We want to continue growing in Catalonia, and in this context, our offer for Banco Sabadell is a perfect fit.” BBVA’s commitment goes beyond finance, extending to entrepreneurship, innovation, research, and Catalan culture through various initiatives. “We want to double down on our commitment to Catalonia, to grow and to help this region and its business community grow.”

“BBVA is the best partner for shared growth,” he stated. A clear example of this commitment is the fact that BBVA’s business lending in Spain increased by 16% between 2020 and 2024, compared to a 5% decrease in the overall financial system. The bank has grown its market share in the corporate segment by 186 basis points in the past three years, according to data from the Bank of Spain. In 2024, BBVA led the market in acquiring new business clients, with a 26.5% market share.

Carlos Torres Vila believes that BBVA and Banco Sabadell would join forces in a major project that would be particularly beneficial for Catalonia and its economy. The combination would enable greater financing capacity for Catalan projects within the new European framework: “This merger would create a better bank for everyone. Thanks to our increased scale and profitability, we will boost our lending capacity by around €5 billion annually, benefiting families and businesses across society,” he explained.

Regarding the approval process, he said that “we are now in the final stretch” after obtaining several authorizations. He assured that BBVA is “well aware of the concerns raised by various authorities, including the government, and we have responded by committing to an unprecedented set of measures. We have done so precisely because we are sensitive to these concerns and want to ensure that this deal benefits everyone and addresses all issues raised.”

He pointed to the “very strong commitments” presented to the National Commission on Markets and Competition (CNMC). These include maintaining branches in low-income or low-competition municipalities for the next three years, thus preserving the bank’s local presence and branch network outreach. The combined entity would operate nearly 2,700 branches across Spain. BBVA has also committed to maintaining credit pricing levels over extended periods, offering long-term stability especially for SMEs. In addition, the bank has pledged to maintain lending volumes, with a special focus on working capital financing for Banco Sabadell’s SME clients over the next 18 months, and to ensure continued credit availability for clients with only one financial provider.

“We are in the final phase of discussions with the CNMC to finalize the commitments,” Carlos Torres Vila confirmed. Once the operation is authorized, “it will be up to Banco Sabadell’s shareholders to decide whether or not to exchange their shares.”

He expressed confidence in the success of the transaction, stating, “The offer is highly attractive.” It includes a 30% premium over the April 291 closing price and a 50%2 premium over the three-month average price. “The offer has increased in value — it is significantly more valuable today than it was a year ago. And since it’s a share exchange, it allows shareholders to participate in a shared future project,” he added.

Catalonia regains its role as a growth engine

Carlos Torres Vila also shared BBVA Research’s positive outlook for Catalonia’s economy, which “has regained momentum and is becoming one of the key drivers of Spain’s economic growth,” with GDP expected to grow by 3.2% in 2025 and 1.6% in 2026.

“Catalonia is a land of entrepreneurship, with a rich industrial, cultural, and scientific heritage. It is increasingly attracting talent and driving innovation,” he noted. He praised the Catalan government’s plans to boost investment returns and productivity in line with Europe’s goals.

Looking ahead, he expressed optimism for Catalonia’s economic future: “Catalonia is uniquely positioned to lead Spain’s economic momentum and strengthen Europe,” he concluded.

1 According to the terms set out in the communication to the market released on May 1, 2024.

2 Increase in earnings per share (EPS) for Sabadell shareholders, calculated as the variation between the following two figures:- Initial estimated EPS in 2026: estimated EPS for Banco Sabadell of €0.24/share. This EPS is calculated as the quotient of: estimated net profit in 2026 for Banco Sabadell of €1.25 billion according to analyst consensus published in Bloomberg on April 29, 2024; and the number of Banco Sabadell shareholders after deducting the total amount of shares in the €340 million share buyback plan that the bank had in place on that date (estimated at 5.28 billion shares).- Estimated final EPS in 2026: estimated EPS in 2026 (adjusted for the initial exchange ratio of one share of BBVA for every 4.83 shares of Banco Sabadell) for the resulting bank (BBVA+Sabadell) of €0.30/share. This EPS takes into consideration: in the numerator, 1) the sum of the estimated net earnings in 2026 of BBVA and Banco Sabadell according to analyst consensus published in Bloomberg on April 29, 2024 (€8.09 billion and €1.25 billion respectively); plus 2) the net synergies (assuming complete implementation) from taxes (€603 million); in the denominator, the number of shares of the resulting bank (6.86 billion shares), assuming 100 percent uptake (based on the above-mentioned 5.28 billion Banco Sabadell shares), adjusted for the indicated exchange ratio.

IMPORTANT INFORMATION FOR INVESTORS

In connection with the proposed transaction, Banco Bilbao Vizcaya Argentaria, S.A. has filed with the U.S. Securities and Exchange Commission (the “SEC”) a Registration Statement on Form F-4 that includes an offer to exchange/prospectus. INVESTORS AND SECURITY HOLDERS ARE URGED TO READ THE REGISTRATION STATEMENT, OFFER TO EXCHANGE/PROSPECTUS AND ALL OTHER RELEVANT DOCUMENTS THAT HAVE BEEN OR WILL BE FILED WITH THE SEC REGARDING THE PROPOSED TRANSACTION WHEN THEY BECOME AVAILABLE BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION. All such documents filed with the SEC will be available free of charge at the SEC’s website at www.sec.gov.

This communication shall not constitute an offer to sell or the solicitation of an offer to buy any securities, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. This document is not an offer of securities for sale into the United States or elsewhere. No offering of securities shall be made in the United States except pursuant to registration under the U.S. Securities Act of 1933, as amended (the “Securities Act”), or an exemption therefrom.

Forward-Looking Statements

This communication includes forward-looking statements within the meaning of the federal securities laws with respect to the proposed transaction, including the anticipated timing of the transaction and statements regarding the consequences of the transaction. These forward-looking statements are generally identified by terminology such as “believe,” “may,” “will,” “potentially,” “estimate,” “continue,” “anticipate,” “intend,” “could,” “would,” “should,” “project,” “target,” “plan,” “expect,” or the negatives of these terms or variations of them or similar terminology. The absence of these words, however, does not mean that the statements are not forward-looking. These forward-looking statements are based upon current expectations, beliefs, estimates and assumptions that, while considered reasonable as and when made by BBVA and its management, are inherently uncertain. Such forward-looking statements are subject to risks, uncertainties, and other factors that could cause actual results to differ materially from those expressed or implied by such forward-looking statements. For example, the expected timing and likelihood of completion of the transaction, including the timing, receipt and terms and conditions of any required governmental and regulatory approvals of the transaction (including the required authorization or no-opposition by the Spanish National Securities Market Commission, the European Central Bank and certain anti-trust and regulatory authorities), that could reduce anticipated benefits of the transaction or cause BBVA to not be able to complete the transaction, risks related to disruption of management time from ongoing business operations, the risk that matters relating to the transaction could have adverse effects on the market price of the shares of BBVA, the risk that the transaction could have an adverse effect on the ability of BBVA or Banco Sabadell to retain customers and retain and hire key personnel and maintain relationships with their suppliers and customers and on their operating results and businesses generally, the risk that problems may arise in successfully integrating the businesses of the companies, which may result in a combined company (if applicable) not operating as effectively and efficiently as expected, the risk that the combined company may be unable to achieve synergies or that it takes longer than expected to achieve those synergies, and other factors. All such factors are difficult to predict and are beyond BBVA’s control, including those detailed in BBVA’s annual reports on Form 20-F and current reports on Form 6-K that are available on the SEC’s website at http://www.sec.gov. BBVA undertakes no obligation to update or revise any forward-looking statements whether as a result of new information, future events or otherwise. Readers are cautioned not to place undue reliance on these forward-looking statements, which speak only as of the date hereof.